Exhibit 12-2
LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended
	June 30,	September 30,
(Millions)	2014	2013	2012	2011	2010	2009
Income from continuing operations before interest
charges and income taxes	$146.1	$89.6	$93.5	$102.3	$84.8	$77.4
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	2.1	2.0	1.6	1.8	1.8	1.8
Total Earnings	$148.2	$91.6	$95.1	$104.1	$86.6	$79.2

Interest on long-term debt	$34.0	$24.9	$22.9	$23.1	$24.6	$24.6
Other interest	2.6	1.2	2.2	2.4	2.3	5.8
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	2.1	2.0	1.6	1.8	1.8	1.8
Total Fixed Charges	$38.7	$28.1	$26.7	$27.3	$28.7	$32.2
Ratio of Earnings to Fixed
Charges	3.83	3.26	3.56	3.81	3.02	2.46